December 11, 2008

Mail Stop 6010

Arun Govil
President, Chief Executive Officer, Treasurer and Chairman
CEMTREX, Inc.
19 Engineers Lane
Farmingdale, New York 11735

      Re: **CEMTREX, Inc.**
              Amendment No. 5 to Registration Statement on Form 10
              Filed November 25, 2008
              File No. 000-53238

Dear Mr. Govil:

      We have completed our review of your registration statement on Form 10 and have no further comments at this time. If you have any questions, please contact Geoffrey D. Kruczek at (202) 551-3641 or Praveen Kartholy at (202) 551-3778.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief

cc (via fax):   Stephen J. Czarnik, Esq.